Kelly Pendergast Carr Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3720 kcarr@chapman.com

December 11, 2025

Via EDGAR Correspondence

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	TCG Strategic Income Fund File No. 333-287783

Dear Ms. DiAngelo Fettig:

This letter responds to your verbal comments provided on December 9, 2025 regarding amendment no. 2 to the registration statement filed on Form N-2 for the TCG Strategic Income Fund (the “Registrant”) with the Staff of the Securities and Exchange Commission (the “Staff”) on December 5, 2025 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

Please ensure that the Registrant’s next pre-effective amendment to the Registration Statement includes appropriate XBRL tags.

Response to Comment 1

The Registrant confirms it will include the appropriate XBRL tags in its next pre-effective amendment filing.

Comment 2 – Exhibits

Please ensure the name of the Registrant is accurate in the consent of the independent registered public accounting firm. Additionally, please ensure that the section entitled “Financial Statements” is included in the consent, as Cohen & Company, Ltd. is mentioned in that section of the Registration Statement as well.

Response to Comment 2

The Registrant confirms it will include a corrected consent of the independent registered public accounting firm in its next pre-effective amendment filing.

December 11, 2025

Comment 3 – Prospectus – Summary of Fees and Expenses, pages 13-14

In footnote 9 to the fee table, please state that “Other Expenses” are based on estimated amounts for the current fiscal year. See Instruction 6 to Item 3 of Form N-2.

Response to Comment 3

The Registrant respectfully directs the Staff’s attention to footnote 7 of the fee table which states, “Fees and Interest Payments on Borrowed Funds and “Other Expenses” (as defined below) represent estimated amounts for the current fiscal year.” The Registrant believes the disclosure, as currently presented, satisfies the requirements for Form N-2.

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Please call me at (312) 845-3720 or my colleague Walter L. Draney at (312) 845-3273 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Kelly P. Carr
Kelly P. Carr

cc:	Gabriel Katz, Tannenbaum Capital Group Walter L. Draney, Esq., Chapman and Cutler LLP